

Mail Stop 4628

October 2, 2015

Stéfan Descheemacker
Chief Executive Officer
Nomad Foods Limited
Nemours Chambers
Road Town, Tortola, British Virgin Islands

> **Re: Nomad Foods Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted September 8, 2015**
> **CIK No. 1651717**

Dear Mr. Descheemacker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note, as of June 1, 2015, you intend to settle the Annual Dividend Amount related to the Founder Preferred Shares in ordinary shares, and the amount as of June 30, 2015 is 531.5 million Euro (an amount that is classified within equity as of June 30, with equity not yet issued). Please provide pro forma shares outstanding as of June 30, 2015 and August 31, 2015 (i.e., on page 5), and pro forma weighted average number of ordinary shares outstanding, assuming you issued ordinary shares to settle the 531.5 million Euro. Please provide the pro forma share information as part of (i) your pro forma financial information, (ii) Nomad's financial statements as of and for the three months ended June 30, 2015, and (iii) any other applicable sections of your filing. Please also disclose how the number of ordinary shares to be issued will be determined and when you will issue the ordinary shares. Refer to Rule 11-01(a)(8) of Regulation S-X.

Prospectus Cover Page

2.   We note your disclosure that your ordinary shares are currently listed on the London Stock Exchange (LSE), but that you expect to apply to list your ordinary shares on the New York Stock Exchange (NYSE) and thereafter immediately cancel your listing on the LSE. We also note various risk factors under "Risks Related to this Offering and our Ordinary Shares" beginning on page 23 about your listing on the NYSE and becoming a public company in the United States. Please explain if you expect to have your ordinary shares listed on the NYSE before the completion of this offering or contemporaneously with this offering and/or otherwise update us on your application status.

Industry and Market Data, page iv

3.   We note that you obtained the industry, market and competitive position data throughout this prospectus from your own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by AC Nielsen, Euromonitor, and various other third parties. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration. Please also provide us on a supplemental basis with the relevant reports or data supporting your disclosures, highlighted and keyed to show those portions that support each referenced disclosure.

Prospectus Summary, page 1

Our Company, page 1

4.   Please revise to explain or otherwise define what you mean by "spontaneous brand awareness."

Nomad Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

5.   We note that Iglo Group has had declining revenues year-over-year from 2012-2014 and through the first half of 2015, and for multiple reporting periods you disclose growth in the discounter channel as a contributing factor to such a decline. In this regard, we note that you have multiple risk factors that address the risk from the recent growth of the discounter channel and of private label products in general that can adversely affect the sale of your branded products. For example, you disclose:

- In a risk factor entitled "[w]e operate in a highly competitive market …" on page 10 that over the last few years, the discounter channel has been growing at a faster rate than the traditional retailer channel;

- In a risk factor entitled "we are exposed to economic and other trends…" on page 11 that geographic markets in which you compete have been affected by negative macroeconomic trends that have affected consumer confidence, which can result in customers purchasing cheaper private label products rather than branded products; and
- In a risk factor entitled "we rely on sales to limited number of large food retailers …" on page 12 that consolidation among food retailers in markets in which you operate has resulted in price competition that has led retailers to seek lower prices from suppliers including you, and that these retail customers offer their own private label products that compete directly with your products for shelf space and consumer purchases.

Please explain if you consider the growth of the discounter channel and of private label products to be a known trend or uncertainty that you expect has had or will have a material favorable or unfavorable impact on net revenues. More generally, please revise your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused, as well as the actions that your executives are taking to address these opportunities, challenges and risks. See Part 1, Item 5.D of Form 20-F. See also Section III of SEC Release No. 33-8350 (December 29, 2003), available at http://www.sec.gov/rules/interp/33-8350.htm.

Iglo Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 46

6.   For your reporting periods, you disclose multiple factors contributing to decreases in revenues but have not consistently provided a discussion and quantification of the contribution of two or more factors to material changes. For example, for the six months ended June 30, 2014 and the five months ended May 31, 2015, you disclose that the remaining decrease was driven by continued growth of the discounter channel, increased private label offerings from traditional retailers and reduced promotional slots in Italy as a result of longer-than-expected annual negotiations with key customers. Please quantify the extent of contribution of each of these factors to your decrease in revenues, and disclose if such decreases are attributable to changes in price or changes in volume. See Part 1, Item 5.A of Form 20-F. See also Section III. D of SEC Release No. 33-6835 (May 18, 1989), available at http://sec.gov/rules/interp/33-6835.htm.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

3.4 Segment Reporting, page F-27

7.   We note that following the acquisition of Iglo Group your operations will be primarily organized into one operating unit, Frozen, and that prior to the acquisition the primary organization and management of business activities was by brand and these brands were identified as the operating segments. Please tell us the specific changes that occurred upon acquisition that led to you to conclude you had one reportable segment.

Consolidated Carve-out Financial Statements of Findus Sverige AB

8.   Please provide updated financial statements for Findus Sverige AB as of and for the six-months ended March 31, 2015 in accordance with the guidance in Item 8.A of Form 20-F.

        You may contact Mark Wojciechowski at (202) 551-3759 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director
                                Office of Natural Resources